Quarterly Earnings Report                                                               May 2, 2012
            1Q12

Distribution Sales to Institutional Clients Declined while Chile and Mexico Demonstrated Improved Performance

Financial Highlights:
(All figures are expressed in millions of Mexican pesos. Comparisons are made with the same period of 2011, unless otherwise stated. Figures may vary due to rounding practices).

  The Group’s net sales for the quarter reached $12,035.3 million pesos
  Gross income for the period was $2,180.2 million; the gross margin for the quarter was 18.12%
  Operating expenses reached $1,810.0 million pesos and represented 15.04% of the Company’s total sales.
  Quarterly operating income was $370.2 million, resulting in an operating margin of 3.08% for the period
  First quarter operating income plus depreciation and amortization was $479.0 million, or 3.98% of total sales
  The Group’s net profit for the quarter was $470.37 million
  As of March 31, 2012, GCS’s net debt totaled $9,356.2 million pesos
  GCS closed the quarter with 25 Distribution Centers and over 1,340 pharmacies in operation across Latin America

Mexico City, Mexico, May 2, 2012.  Grupo Casa Saba (SAB) (“Saba”, “GCS”, “the Company” or “the Group”), one of the leading Mexican distributors of pharmaceutical products as well as health, beauty aids and consumer goods and publications and one of the most important pharmacy chains in Latin America, announces it’s consolidated financial and operating results for the first quarter of 2012.

QUARTERLY EARNINGS

In the first quarter of 2012, our distribution division registered a significant decrease in sales to some of our institutional clients, including ISSSTE. During the first quarter of 2011, in our Pharma, Health and Beauty division we were able to provide ISSSTE Hospital customers with over $700 million in products that were out-of-stock and this year were not requested by the institution.  Given the amount, these sales could not be substituted for sales to other like or traditional clients.  In addition, some of these clients were very focused, in general, on controlling their inventory levels and working capital.  In terms of our collections, we maintained strict credit policies with all of our clients, which, together, contributed to the 13.2% decrease in sales in the Pharma, Health and Beauty division. We estimate that our efforts of generating profitable, low credit risk sales will enable us to improve our results in the medium term.

As part of our strategy of focusing on those countries that we deem to be strategic (Mexico, Chile and Brazil) in our Retail Pharmacy division, on January 19, 2012 we concluded the negotiations to sell our Peruvian operations (Boticas Fasa) to Quitafex, S.A.  As a result, we will no longer operate in Peru and the proceeds from the sale will be used to strengthen our balance sheet.

In terms of our Retail Pharmacy division (without Peru), sales increased 3.9% as a result of the positive performance in Mexico (Benavides) and Chile (Farmacias Ahumada), whose sales rose by 7.8% and 5.5%, respectively.  Our Brazilian operation somewhat offset this effect, however, given that its sales contracted due to the operational restructuring that is currently underway.  Benavides and Farmacias Ahumada continued to apply their strategy of growth and strict cost and expenses controls, which translated into significant increases in terms of EBITDA.  These increases were, however, partially offset by weaker results in Brazil.

In both Chile and Mexico, our Retail Pharmacy division continued to implement its expansion strategy, increasing the average number of stores in operation by 6.0% and 3.5%, respectively, during the quarter.  As a result, we were able to maintain our position as one of the leading pharmacy chains in Latin America, with more than 1,340 points-of-sale as of March 31, 2012.

In Grupo Casa Saba, we will continue to focus on making ongoing improvements to our logistic and commercial operations in order to offer all of our clients a wide range of products at competitive prices.  In our pharmacy network, we will also strive to offer the best, integrated health, beauty and consumer goods solutions.

NET SALES

Net sales for the quarter reached $12,035.3 million, a decrease of 5.8% versus the $12,782.2 million reported during the same period of 2011.  This was the result of lower sales to ISSSTE Hospitals, the operative restructuring that is taking place in Brazil, the divestiture of our Peruvian operations and the fact that we continued to enforce strict credit policies in our distribution division.

SALES BY DIVISON

DISTRIBUTION DIVISION

PHARMA, HEALTH, BEAUTY AND CONSUMER GOODS

Sales from our Pharma, Health, Beauty and Consumer Goods division declined 13.2% versus the first quarter of 2011 to reach $5,557.0 million. This decrease was partly due to the above-mentioned reduction in sales to the ISSSTE Hospitals.

As a result, this division went from representing 50.06% of the Group’s total sales in 1Q2011 to 46.17% in the first quarter of 2012.

GOVERNMENT PHARMA

Quarterly sales in our Government Pharma division grew 80.9% compared to the first quarter of 2011.  This growth was due to the increase in our participation in the bidding processes of various State and Federal health institutions.

In terms of total sales, this division’s participation went from 1.91% in 1Q2011 to 3.66% in the first quarter of 2012.

PUBLICATIONS

Sales from our Publications distribution division declined 19.7% compared to the first quarter of 2011, as a result of lower publication sales from various publishers and a downward adjustment in the number of publications delivered by various publishers.

Consequently, this division’s participation as a percentage of the Group’s total sales went from 1.7% in the first quarter of 2011 to 1.4% in 1Q2012.

RETAIL PHARMACY

During the first quarter of the year, sales from our Retail Pharmacy division decreased by $59.1 million pesos, or 1.0%, as a result of the divestiture of Peru, the Brazilian restructuring and lower institutional sales in our Farmacias ABC chain.  A portion of this effect was offset by the positive performance of Farmacias Ahumada in Chile, which increased its sales by 5.5% and Farmacias Benavides, whose sales grew 7.8% during the first quarter of 2012. Without Peru, sales from this division would have increased 3.9% versus 1Q2011.

This division’s participation as a percentage of the Group’s overall sales went from 46.3% in 1Q2011 to 48.7% in the first quarter of 2012.

As a result, the sales mix for the fourth quarter of 2012 was as follows:

                                                 Division                             % of Sales
                                         Retail Pharmacy                            48.7%
                                       Total Distribution                           51.3%
                                    Pharma, Health & Beauty                    46.2%
                                     Government Pharma                            3.7%
                                            Publications                                 1.4%
                                                 TOTAL                                100.0%

GROSS INCOME

During the first quarter of the year, Grupo Casa Saba’s gross income was $2,180.2 million pesos, primarily due to the improved gross margins in Chile, Brazil, Mexico (Farmacias ABC) and the Pharma, Health and Beauty distribution division.  This result is related to our efforts at improving our customer service, product availability and commercial offers for our clients.

Compared to the first quarter of 2011, the Group’s gross income decreased 1.6%.  However, GCS’s 1Q2012 gross margin improved 79 b.p., to reach 18.12%.

OPERATING EXPENSES

GCS’s first quarter 2012 operating expenses rose by $66.1 million pesos, or 3.8% compared to the same period of the previous year.  This increase was the result of the annual increase in the payroll as well as higher expenses in both our Government Pharma division and our Chilean and Mexican (Benavides) operations, due to their larger infrastructures.

As a percentage of total sales, operating expenses represented 15.04% during the first quarter of 2012 compared to 13.64% during the same period of 2011.

OPERATING INCOME

Quarterly operating income for 1Q2012 was $370.2 million, lower than the $471.9 million reported in 1Q2011.  This decline was the result of a lower gross income as well as the increase in expenses.

As a result, the operating margin for the period was 3.08% versus an operating margin of 3.69% in 1Q2011.

OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION

Operating income plus depreciation and amortization for 1Q2012 was $479.0 million, a decrease of 18.0% compared to the $584.1 million reported during the first quarter of 2011.

The operating income plus depreciation and amortization margin for the first quarter of 2012 was 4.0%.

COMPREHENSIVE COST OF FINANCING (CCF)

The Group’s CCF reached $263.1 million, 21.1% higher than the CCF reported during 1Q2011. This was primarily due to the increase in interest payments.

NET DEBT

The Company’s net debt as of March 31, 2012 was $9,356.2 million pesos.

OTHER EXPENSES (INCOME)

During the first quarter of 2012, the Company reported an income in the Other Expenses (Income) line item of $498.9 million, primarily as a result of the sale of our Peruvian operations.

It is important to mention that the results listed in this line item are derived from activities outside of the company’s normal business operations and, as a result, they are not necessarily recurrent.

TAX PROVISIONS

Tax provisions for the first quarter of 2012 were $135.7 million pesos, 181% higher than the tax provision that were reported in 1Q2011.

NET INCOME

GCS’s net income was $470.4 million for the first quarter of 2012 versus $214.7 million during the first quarter of 2011.

Consequently, the net margin for the period was 3.91%.

The 265.4 million shares issued by Grupo Casa Saba are listed on the Mexican Stock Exchange and its ADRs on the New York Stock Exchange, both under the symbol “SAB”. One ADR equals 10 ordinary shares.

Grupo Casa Saba was founded in 1892 and is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico.  With more than 115 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.  With the acquisition of FASA in October of 2010 the company now has retail pharmacy outlets located in Mexico, Chile and Brazil.

As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward-looking statements.  Such topics imply risks and uncertainties, including the economic conditions in Mexico and those countries in which Grupo Casa Saba operates, directly or indirectly, including the United States of America, Brazil and Chile, as well as variations in the value of the Mexican peso as compared with the  currencies of the previously-mentioned countries.

Contacts:
GRUPO CASA SABA                                     IR Communications:
Sandra Yatsko                                               Jesús Martínez Rojas
+52 (55) 5284-6672                                        +52 (55) 5644-1247
syatsko@casasaba.com                                 jesus@irandpr.com

GRUPO CASA SABA, S.A.B. DE C.V.

Figures are expressed in thousands of Mexican pesos as of March 2012

	Jan-Mar		Jan-Mar		Difference
Income Statement	2011	% of sales	2012	% of sales	$	%
NET SALES	12,782,226	100.00%	12,035,312	100.00%	-746,914	(5.84%)
COST OF SALES	10,566,453	82.67%	9,855,083	81.88%	-711,370	(6.73%)
Gross Profit	2,215,773	17.33%	2,180,229	18.12%	-35,544	(1.60%)
Operating Expenses
Sales Expenses	253,681	1.98%	299,480	2.49%	45,799	18.05%
Administrative Expenses	1,490,147	11.66%	1,510,525	12.55%	20,378	1.37%
OPERATING EXPENSES	1,743,828	13.64%	1,810,005	15.04%	66,177	3.79%

Operating Income	471,945	3.69%	370,224	3.08%	-101,721	(21.55%)
COMPREHENSIVE COST OF FINANCING
Interest Paid	232,466	1.82%	270,985	2.25%	38,519	16.57%
Interest (Earned)	-5,385	(0.04%)	-33,901	(0.28%)	-28,516	529.56%
Exchange Loss (Gain)	-9,786	(0.08%)	25,973	0.22%	35,759	NC
Monetary Position (gain)	0	0.00%	0	0.00%	0	0.00%
Comprehensive Cost of Financing	217,295	1.70%	263,057	2.19%	45,761	21.06%

OTHER EXPENSES (INCOME), net	-8,346	(0.07%)	-498,913	(4.15%)	-490,567	5877.73%

NET INCOME BEFORE TAXES	262,996	2.06%	606,080	5.04%	343,084	130.45%

PROVISIONS FOR:
Income Tax	50,843	0.40%	135,705	1.13%	84,862	166.91%
Asset Tax	0	0.00%	0	0.00%	0	0.00%
Deferred Income Tax	-2,561	(0.02%)	0	0.00%	2,561	NC
Profit sharing due	0	0.00%	0	0.00%	0	0.00%
Deferred Profit sharing due	0	0.00%	0	0.00%	0	0.00%
Total taxes	48,281	0.38%	135,705	1.13%	87,424	181.07%

Net Income Before Extraordinary Items	214,715	1.68%	470,374	3.91%	255,658	119.07%

Extraordinary Items (Income)	0	0.00%	0	0.00%	0	0.00%
Net Income	214,715	1.68%	470,374	3.91%	255,658	119.07%

Depreciation and Amortization	112,165	0.88%	108,766	0.90%	-3,399	(3.03%)
Operating income plus Depreciation and Amortization	584,110	4.57%	478,990	3.98%	-105,120	(18.00%)

Net Income corresponding to Minority Interest	-2,233		10,153

GRUPO CASA SABA, S.A.B. DE C.V.
BALANCE SHEET

 Figures are expressed in Mexican pesos as of March 2012

ACCOUNT / SUBACCOUNT	QUARTER CURRENT YEAR	CLOSE PRIOR YEAR	START PRIOR YEAR
	AMOUNT	AMOUNT	AMOUNT
TOTAL ASSETS	33,937,904,713	31,702,342,561	32,313,876,463

CURRENT ASSETS	21,256,765,231	19,183,127,403	19,199,377,068
CASH AND CASH EQUIVALENTS	2,716,760,631	2,279,258,346	1,290,465,662
CLIENTS	7,788,895,536	7,174,200,277	7,816,039,665
ALLOWANCE FOR DOUBTFUL ACCOUNTS	-1,415,565,665	-1,396,190,586	-1,057,798,442
OTHER ACCOUNTS RECEIVABLES (NET)	0	0	0
OTHER ACCOUNTS RECEIVABLES	4,471,558,106	2,183,830,704	2,005,459,142
ALLOWANCE FOR DOUBTFUL ACCOUNTS	0	0	0
INVENTORIES	7,497,636,831	8,814,925,517	9,075,997,971
OTHERS	197,479,792	127,103,146	69,213,070

NON CURRENT ASSTES	12,681,139,482	12,519,215,158	13,114,499,395
ACCOUNTS RECEIVABLES (NET)	0	0	0
INVESTMENTS	0	0	0
INVESTMENT IN ASSOCIATES AND JOINT VENTURES	53,868,717	55,180,000	51,177,000
PROPERTY	2,336,881,750	2,355,388,838	2,341,262,287
MACHINARY AND INDUSTRIAL EQUIPMENT	2,379,406,784	2,276,943,451	362,730,414
OTHER EQUIPMENTS	1,909,816,105	1,994,937,616	3,869,497,140
ACCUMULATED DEPRECIATION	-3,498,910,273	-3,608,905,210	-4,433,177,962
CONSTRUCTION IN PROGRESS	1,042,129	531,976	3,886,000
GOODWILL	4,045,036,069	3,995,235,972	3,943,616,586
BRANDS	2,611,455,846	2,650,393,484	90
RIGHTS AND LICENSING	1,589,636,366	1,562,790,514	2,813,066,950
CONCESSIONS	0	0	0
OTHER INTANGIBLE ASSETS	4,089,977	4,089,977	19,100,399
DEFERRED TAX ASSETS	0	0	0
OTHER CURRENT ASSETS	1,215,736,373	1,199,116,867	3,775,845,002
ADVANCE PAYMENTS	33,079,639	33,511,672	26,162,598
DEFERRED CHARGES (NET)	0	0	341,332,890
OTHERS	0	0	0

TOTAL LIABILITIES	-26,008,474,428	-24,385,165,719	-25,083,828,665

CURRENT LIABILITIES	-16,703,074,573	-14,963,401,184	-22,248,188,138
BANK CREDITS	-2,772,824,926	-2,839,488,908	-9,220,380,564
DEBT CREDITS	0	0	0
OTHER COST BEARING LIABILITIES	0	0	0
SUPPLIERS	-9,877,390,996	-9,153,175,293	-9,840,771,591
TAXES PAYABLE	-969,931,732	-700,643,320	-668,689,743
INCOME TAXES PAYABLE	0	0	0
OTHER TAXES PAYABLE	0	0	0
OTHER CURRENT LIABILITIES	-2,973,365,727	-2,108,676,810	-2,597,818,584
INTEREST PAYABLE	0	0	0
DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0
DEFERRED INCOME	0	0	0
EMPLOYEE BENEFITS	-109,561,191	-161,416,853	79,472,344

NON CURRENT LIABILITIES	-9,305,399,855	-9,421,764,535	-2,835,640,527
BANK CREDITS	-9,300,173,064	-9,505,714,859	-2,289,346,000
DEBT CREDITS	0	0	0
OTHER COST BEARING LIABILITIES	0	0	0
DEFERRED TAX LIABILITIES	-5,226,791	83,950,324	-546,294,527

SHAREHOLDERS' EQUITY	-7,929,430,285	-7,317,176,842	-7,230,047,798
SHAREHOLDERS' EQUITY PARTICIPATION OF THE CONTROLLER	0	0	0
CAPITAL STOCK	-1,123,996,684	-1,123,996,684	-1,123,763,684
SHARES REPURCHASE	0	0	0
PREMIUM ON ISSUANCE OF SHARES	-869,877,872	-869,877,872	-869,783,872
CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0
OTHER PAID-IN CAPITAL	0	0	0
RETAINED EARNINGS (ACCUMULATED LOSSES)	0	0	0
LEGAL RESERVE	-194,721,477	-194,721,477	-194,721,477
OTHER RESERVES	-1,062,200,200	-1,062,200,200	-1,062,296,200
PRIOR YEAR PROFIT	-6,600,540,300	-6,790,831,151	-5,935,239,834
PROFIT	-470,373,927	-30,100,795	-270,070,096
OTHER	2,392,280,174	2,754,551,337	2,225,827,366